Delisting Determination,The Nasdaq Stock Market, LLC,
February 26, 2010, First Regional Bancorp. The Nasdaq Stock
Market, Inc. (the Exchange) has determined to remove from listing the common stock of First Regional Bancorp
(the Company), effective at the opening of the trading session on March 8, 2010. Based on a review of the information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rules
5101 and 5450(b)(1)(A). The Company was notified of the Staffs determination on February 1, 2010.
The Company did not appeal the Staff determination to the Hearings Panel, and the Staff determination to delist the Company became final on February 10, 2010.